Exhibit 99.2

SPECIMENVOTE 1 MAIN STREET ANYWHERE PA 99999-9999 ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on January 11, 2026. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting on January 13, 2026, at 10:00 A.M., Hong Kong Time (January 12, 2026, at 9:00 P.M., Eastern Time), at the principal office of the Company located at Unit 2406, 24/F Low Block, Grand Millennium Plaza 181 Queen’s Road Central, Hong Kong. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders Proxy Card - Acco Group Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. 1. To consider and vote upon an ordinary resolution to increase the Company’s authorized share capital from US$50,000 divided into 625,000,000 ordinary shares with US$0.00008 par value each (the “Ordinary Shares”) to US$400,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00008 each, by the creation of an additional 4,375,000,000 Ordinary Shares of a par value of US$0.00008 each (the “Share Capital Increase”). FOR AGAINST ABSTAIN 2. To adopt a dual-class share capital structure, subject to Proposal one being passed, to consider and vote upon an ordinary resolution to re-designate and re-classify the authorized share capital of the Company from US$400,000 divided into 5,000,000,000 Ordinary Shares with US$0.00008 par value each to US$400,000 divided into 4,500,000,000 Class A ordinary shares with US$0.00008 par value each (the “Class A Ordinary Shares”) and 500,000,000 Class B ordinary shares with USD0.00008 par value each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”): (i) re-designating and re-classifying 4,500,000,000 authorized Ordinary Shares (comprising of 13,949,900 issued and outstanding Ordinary Shares and 4,486,050,100 unissued Ordinary Shares) into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Third Amended M&A (as defined in Proposal three below); and (ii) re-designating and re-classifying 500,000,000 authorized and unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Third Amended M&A. 3. Subject to Proposal one and two being passed, to consider and vote upon a special resolution to amend and restate the Company’s current amended and restated memorandum and articles of association in the form attached as Exhibit A to the accompanying proxy statement (the “Third Amended M&A”) to reflect the Share Capital Increase and the Dual-Class Share Capital Structure. 4. Subject to Proposal one, two and three being passed and receiving of a copy of the repurchase consent and application for shares executed by STAR BLESSINGS LIMITED, to consider and vote upon an ordinary resolution to: (i) approve the repurchase of 2,000,000 Class A Ordinary Shares held by STAR BLESSINGS LIMITED (the “Repurchased Shares”) out of the proceeds of the fresh issuance of an aggregate of 2,000,000 Class B Ordinary Shares, credited as fully paid to STAR BLESSINGS LIMITED (the “Allotment Class B Ordinary Shares”) pursuant to Paragraph (3)(f) of Section 37 of Part III of the Companies Act (Revised) of the Cayman Islands (the “Share Repurchase”); (ii) approve the Allotment Class B Ordinary Shares; such that STAR BLESSINGS LIMITED’s shareholding in the Company shall become 8,387,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares; and (iii) cancel the Repurchased Shares upon completion of the Share Repurchase. 5. To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal one, two, three, and four Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT9999 90.00

ACCO GROUP HOLDINGS LIMITED EXTRAORDINARY GENRAL MEETING OF SHAREHOLDERS TO BE HELD ON January 13, 2026, 10:00 A.M. Hong Kong Time (January 12, 2026, at 9:00 P.M., Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Mr. Yuen Yuk, HAU, as proxy with full power of substitution, to represent and to as set forth herein all the ordinary shares of Acco Group Holdings Limited which the undersigned is entitled to vote at the Extraordinary General Meeting and any adjournments or postponements thereof, as designated below. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Acco Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer: Email Address: (Continued and to be signed on the reverse side)